NR08-09

April 15, 2008

Cardero Defines Large Copper Target at San Jose Property,
Baja IOCG District, Mexico
Copper values ranging from 2.8 to 5.1% & 0.9g/t Gold

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that all claims have been successfully transferred to its 100% owned Mexican subsidiary following successful resolution of the lawsuit November 2007.  Consequently the Company has restarted exploration on the Baja Iron Oxide Copper Gold (IOCG) District.  Recent exploration has defined a large bulk tonnage copper target on the San Jose Property where surficial samples returned values ranging between 2.8 to 5.1% copper and up to 0.9 g/t gold.

Detailed geological studies and subsequent geophysical (3-D Induced Polarization – I.P.) and geochemical follow-up surveys have defined a large, approximately 1200 metre by 400 metre I.P. anomaly with good to excellent geological and geochemical support.  The anomaly occurs under shallow surficial cover and lies subjacent to a large outcropping IOCG breccia occurrence containing abundant copper–oxide and boxwork after sulphide mineralization, including copper (chalcopyrite).

Project Background

The San Jose IOCG target forms the northernmost significant occurrence discovered to date within the large Baja District.  The newly discovered district covers a minimum area of 60 kilometres northwest by 10-15 kilometres northeast (please refer to NR07-20 for details).  Advanced exploration to date has primarily focussed on the large San Fernando and Picale IOCG targets and has resulted in the intersection of significant copper mineralization, ranging from 6.5 meters at 4% copper and 0.4 g/t gold at Picale to 240.7 metres at 0.22% copper (including 47 metres at 0.74% copper) at San Fernando.  Both properties represent highly attractive targets and will be addressed by future work programs.

San Jose Results

Detailed geological mapping has defined a large, complex, copper bearing IOCG system measuring a minimum of 2.5 kilometres east–west by 4.5 kilometres north-south.  Regional scale geological reconstructions suggest that the San Jose system extends approximately 800 to 1000 metres in depth.

The target contains numerous IOCG showings varying from modest veins and mantos (with or without associated copper mineralization) to significant occurrences extending over hundreds of metres in strike length.  The largest outcropping or surface occurrence discovered to date is comprised of multiple flat lying, text-book IOCG specular hematite breccias and stockworks associated with a pervasively potassically altered intrusion.

The San Jose Breccia may be traced over approximately 550 metres in strike and at least 10 metres in depth.  It contains abundant green copper oxides and boxworks after pyrite and chalcopyrite (copper) mineralization and dips shallowly to the northwest under shallow surface gravel cover (Figure 1).

Geochemical characterization sampling indicates that the San Jose Breccia and associated copper showings are highly geochemically anomalous, ranging from 2.8 % to 5.1% copper and containing up to 0.9 g/t gold.  The average of all 96 rock samples collected to date, including those for geological research purposes, is 0.19% copper.

A subsequent 3D Induced Polarization geophysical survey was designed to test for the potential presence of a large sulphide bearing IOCG system.  The results and subsequent modeling are permissive - the large 1200 metre by 400 metre anomaly is defined by elevated chargeabilities (35 – 46 milliseconds) and low resistivities (50-120 ohms) and is modelled to occur at shallow levels, commencing at 80 metres depth and extending to approximately several hundred metres deep (Figure 2).

Finally, detailed soil geochemistry (220 samples) outlines a co-incident multi-element IOCG ‘pathfinder’ anomaly comprised of key base and precious metals that are typically found intimately associated with productive IOCG systems.  The anomaly is immediately overlying and adjacent to the geophysical anomaly.

The map presented in Figure 2 is a statistical transformation of the large geochemical dataset to form one universal anomaly map which best describes the sought after geochemical signature, essentially an IOCG geochemical ‘fingerprint’ of anomalous base and precious metal values:

The anomalous zone is defined by a multi-element signature of copper (up to 644 ppm) – gold (up to 0.04 ppm) – silver (up to 3.9 ppm) – molybdenum (up to 16 ppm) – cobalt (up to 105 ppm) – zinc (up to 181 ppm) – lead (up to 62 ppm)

Based on the results to date, the Company believes that the San Jose anomaly is most readily interpreted to reflect the presence of an iron oxide and sulphide bearing system, which will require drill testing in order to ascertain if economic concentrations of copper mineralization are present.

Previous Exploration

In the early to possibly mid-1900’s the main San Jose Breccia is thought to have been explored as a possible source of iron by a series of pits, deep surface cuts, minor adits and shallow shafts over an area measuring about 300 metres by 100 metres.  During this period it appears that there was minor shallow drilling in this zone, but the Company has been unable to acquire information on the results.  In the early 1990’s, a Canadian company completed a coarse reconnaissance scale geophysical (I.P.) survey targeting a porphyry copper model.  However, during this period the IOCG model was unknown, as Dr. Murray Hitzman, Chair of Economic Geology at Colorado School of Mines and a director of Cardero, only published the seminal paper on IOCG’s in 1992.  As a consequence, since the results from the geophysical work at San Jose did not conform to a porphyry copper model, the property was never drill tested.

Future Work

Cardero is currently in discussions with various exploration and mining groups interested in sharing the significant upside potential of Baja IOCG project.  In the interim the Company will continue to leverage its considerable IOCG expertise and intimate local knowledge to advance the multiple high priority bulk tonnages targets in this exciting frontier district.

Qualified Person

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Business Development and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The initial work program at San Jose was designed and implemented by Cardero.  Cardero’s consulting geologist, Gary D. Belik, P.Geo., supervised all aspects of the work, including the quality control/quality assurance and data verification program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then security sealed and collected by ALS Chemex Mexico for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Cardero Resource Corp.

The Company is currently exploring projects in Argentina, Mexico and Peru.  It is actively evaluating new gold, copper and iron projects, while continuing to maintain an ongoing pipeline of prospects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated commencement and timing of future anticipated exploration programs and the results thereof and the potential discovery and delineation of mineral deposits/resources/reserves at the Company’s Baja IOCG project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the unavailability of drill rigs and other exploration equipment, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth and the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.